

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Ronen Tsimerman
Chief Financial Officer
IceCure Medical Ltd.
7 Ha'Eshel St., PO Box 3163
Caesarea, 3079504 Israel

> **Re: IceCure Medical Ltd.**
> **Form 20-F filed March 29, 2023**
> **File No. 001-40753**

Dear Ronen Tsimerman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F filed March 29, 2023

General

1. We note your disclosure that two of your three subsidiaries are in China, your 52.7% shareholder and multiple members of your Board of Directors are based in China, and geographically, it appears that a significant portion of your revenue is generated in China. Please review the Division of Corporation Finance's December 20, 2021, guidance "Sample Letter to China-Based Companies" available at https://www.sec.gov/corpfin/sample-letter-china-based-companies and provide us with an analysis of whether you are based in or have the majority of your operations in China, which includes Hong Kong. If so, please update your disclosure to fully discuss the legal and operational risks associated with being a China-based company, or explain why such comments are not applicable to the company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services